UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Vivo Participações S.A.
(Name of Issuer)

American Depositary Shares (as evidenced by American Depositary Receipts) each representing one share of Preferred Stock

 (Title of Class of Securities)

928555S200
(CUSIP Number)

Consuelo Barbé Capdevila
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n,
28050, Madrid, Spain
Telephone: (+34) 91 482 37 33
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928555S200

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TELEFÓNICA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 116,048,153 preferred shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 116,048,153 preferred shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,048,153 preferred shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% preferred shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	928555S200

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRASILCEL N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 116,048,153 preferred shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 116,048,153 preferred shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,048,153 preferred shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% preferred shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

This Amendment No. 7 amends the Schedule 13D filed July 16, 2003, as amended by Amendment No. 1 filed on October 13, 2004, Amendment No. 2 filed on October 19, 2004, Amendment No. 3 filed on January 3, 2005, Amendment No. 4 filed on January 18, 2005, Amendment No. 5 filed on July 14, 2010 and Amendment No. 6 filed July 20, 2010 by Telefónica, S.A. and Brasilcel N.V.

Item 3.  Source and Amount of Funds or other Consideration

Item 3 is amended to add the following to the end of Item 3:

Telefónica plans to use available cash to finance approximately one-third of the Vivo Transaction (as defined under Item 4 of this Amendment No. 7) and has borrowed funds from financial institutions to finance approximately two-thirds of the Vivo Transaction. On July 28, 2010, Telefónica executed a syndicated facility agreement (the “Facility Agreement”) with Citibank International PLC as Administrative Agent and various domestic and international financial entities as lenders in an aggregate amount up to € 8,000 million.

The Facility Agreement is divided into two tranches: the first tranche, a three-year term loan facility in an aggregate amount up to € 5,000 million, and the second tranche, a five-year revolving credit facility in an aggregate amount up to € 3,000 million.  The first tranche includes an option to extend the original maturity for one year to a total of four years, subject to the lenders’ consent.

The proceeds obtained from the first tranche of the Facility Agreement will be used for approximately two-thirds of the Vivo Transaction.

Item 4.  Purpose of Transaction

Item 4 is amended to add the following to the end of Item 4:

On July 28, 2010, Telefónica and Portugal Telecom executed an agreement whereby Telefónica, directly or indirectly, will purchase Portugal Telecom’s stake in Brasilcel for a total purchase price of € 7,500 million (the “Vivo Transaction”).  In connection with the Vivo Transaction, Telefónica also envisions launching a tender offer for the ordinary shares of Vivo Participações that are not owned by Brasilcel, representing approximately 11.1% of the total number of ordinary shares and 3.8% of the total capital stock of Vivo Participações.  The Vivo Transaction is discussed in more detail in Item 6 below.

Item 6.  Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following to the end of Item 6.

On July 28, 2010, Telefónica and Portugal Telecom executed an agreement whereby Telefónica, directly or indirectly, will purchase the Brasilcel Shares for a total purchase price of € 7,500 million.  The closing of the Vivo Transaction will occur no later than 60 days after the execution of such agreement.  Telefónica considers that the relevant approval of ANATEL, the Agência Nacional de Telecomunicações (the Brazilian telecommunications regulatory agency) will be obtained in the aforementioned period.  Of the total purchase price, € 4,500 million will be paid at the closing, € 1,000 million will be paid on December 30, 2010 and € 2,000 million will be paid on October 31, 2011.  Portugal Telecom may request this last payment be made on July 29, 2011 in a reduced amount of approximately € 1,975 million, which would therefore reduce the total purchase price to approximately € 7,475 million.  Upon the closing of the Vivo Transaction, the Shareholders Agreement and Subscription Agreement entered into by Telefónica and Portugal Telecom in 2002 regarding the joint venture arrangement shall terminate.  In connection with the Vivo Transaction, Telefónica also envisions launching a tender offer for the ordinary shares of Vivo Participações that are not owned by Brasilcel, representing approximately 11.1% of the total number of ordinary shares and 3.8% of the total capital stock of Vivo Participações.

Item 7.  Materials to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

Exhibit 9:	Telefónica Announcement of Agreement with Portugal Telecom dated July 28, 2010

Exhibit 10:	Telefónica Announcement of Syndicated Facility Agreement dated July 28, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2010

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García Ovies
Name: Ramiro Sánchez de Lerín García Ovies
Title: General Secretary and Secretary to
the Board of Directors

Exhibit Index

The exhibit index is amended by adding the following exhibit:

Exhibit No.
99.10	Telefónica Announcement of Agreement with Portugal Telecom dated July 28, 2010, incorporated by reference to the Form 6-K filed by Telefónica on July 28, 2010.
99.11	Telefónica Announcement of Syndicated Facility Agreement dated July 28, 2010, incorporated by reference to the Form 6-K filed by Telefónica on July 28, 2010.